

October 1, 2010

Mr. Christopher T. Brown
General Counsel
NetSpend Holdings, Inc.
701 Brazos Street, Suite 1300
Austin, Texas 78701-2582

Re: NetSpend Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed September 30, 2010
File No. 333-168127

Dear Mr. Brown:

We have reviewed your amended registration statement and response letter dated September 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Item 15. Recent Sales of Unregistered Securities, page II-2

1.   Please update this section to show recent sales of your securities through September 30, 2010. In addition, as required by Item 701(d) of Regulation S-K, please provide the exemption from registration upon which you relied for each sale.

Exhibit 5.0. Legality Opinion

2.   Please file a current legality opinion prior to effectiveness which includes that your opinion is given with regard to the shares issued in accordance with (or as described in) the registration statement.

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        Kathryn McHale
                                        Senior Attorney

cc.   (facsimile only)
            Mr. William D. Howell, Esq.
            Baker Botts L.L.P.
            (214) 661-4418